Exhibit 12

AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	2009	2008	2007	2006	2005

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(1,757)	$(2,531)	$356	$164	$(892)

Add: Total fixed charges (per below)	1,491	1,458	1,668	1,705	1,566

Less: Interest capitalized	42	33	20	29	64
Total earnings (loss)	$(308)	$(1,106)	$2,004	$1,840	$610

Fixed charges:
Interest	$596	$625	$793	$842	$724

Portion of rental expense representative of the interest factor	859	815	862	848	831

Amortization of debt expense	36	18	13	15	11
Total fixed charges	$1,491	$1,458	$1,668	$1,705	$1,566

Ratio of earnings to fixed charges			1.20	1.08	-

Coverage deficiency	$1,799	$2,564	-	-	$956

Note:  As of December 31, 2009, American has guaranteed approximately $885 million of unsecured debt and approximately $262 million of secured debt.  The impact of these unconditional guarantees is not included in the above computation.